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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/          Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /          No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Resolutions passed at the AGM 8 May 2003.

Company Number: 1397169

THE COMPANIES ACT 1985 (AS AMENDED)
Company limited by shares

RESOLUTIONS
of
PRUDENTIAL PUBLIC LIMITED COMPANY

        At the Annual General Meeting of the above-named Company duly convened and held on 8 May 2003 the following resolutions were passed as ordinary resolutions:

        "THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £100,000, as follows:

(a)
such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004; and

(b)
the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired."

        "THAT Egg plc be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £50,000, as follows:

(a)
such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004; and

(b)
Egg plc may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired."

        "THAT the Prudential 2003 Savings-Related Share Option Scheme (the Scheme) the principal terms of which are summarised at Appendix 1 to this Notice and the rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry the Scheme into effect including the making of any amendments to the rules as they may consider necessary or desirable."

        "THAT the authorised share capital of the Company be increased to £150 million by the creation of an additional 600 million ordinary shares of 5 pence each."

        "THAT the authority conferred on the Directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount shall be £33,350,000."

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        The following were passed as special resolutions:

        "THAT the power conferred on the Directors by Article 13 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed and for that period the Section 89 amount shall be £5,000,000."

        "THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association, to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company provided that:

(a)
the maximum aggregate number of shares hereby authorised to be purchased is 200 million;

(b)
the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(c)
the minimum price (exclusive of expenses) which may be paid for each ordinary share is 5 pence;

and further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2004 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired."

        "THAT Articles 100 and 101 of the Company's Articles of Association be removed and replaced by the following:

        100. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a)
the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b)
that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c)
whether or not a request under Article 100(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

        101. A proxy appointment which is not delivered or received in accordance with Article 99 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles."

3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 May 2003
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

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THE COMPANIES ACT 1985 (AS AMENDED) Company limited by shares
RESOLUTIONS of PRUDENTIAL PUBLIC LIMITED COMPANY
SIGNATURES